UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	001-40677

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR		CUSIP NUMBER

G63290111

For Period Ended:	June 30, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

Plum Acquisition Corp. III Full Name of Registrant

Former Name if Applicable

2021 Fillmore St., #2089
Address of Principal Executive Office (Street and Number) San Francisco, CA 94115
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Plum Acquisition Corp. III (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Quarterly Report”) by the prescribed date because it needs additional time to complete its final review of its financial statements and other disclosures in the Quarterly Report. The Company is working diligently to complete the Quarterly Report and currently expects to file the Quarterly Report within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kanishka Roy	929	529-7125
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the period ending March 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the Form 10-Q. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s second quarter financial statements, completion of the Company’s quarterly closing processes and procedures, as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on July 1, 2024, and the Company’s other filings with the SEC from time to time. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Plum Acquisition Corp. III
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024
	By:	/s/ Kanishka Roy
Kanishka Roy President and Chief Executive Officer

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